UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 25, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Media General, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

333 East Franklin Street

Address of Principal Executive Office (Street and Number)

Richmond, Virginia 23219

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Media General, Inc. (the Company) is in discussions with its lenders with respect to amending and extending its $363 million of bank debt due March 29, 2013. As disclosed in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (SEC) on February 10, 2012, the Company entered into the First Amendment to Second Amended and Restated Credit Agreement, which provides near-term flexibility as it pursues discussions with its lender group concerning debt covenant amendments and an extension of the existing maturity date. The Company has determined that it is unable to file its Annual Report on Form 10-K for its fiscal year ended December 25, 2011 within the prescribed time period without unreasonable effort and expense due to the considerable amount of time directed towards meeting with its lender group and engaging in discussions with respect to debt covenant modifications and an extension of the existing maturity date. The Company will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25 of the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James F. Woodward, Vice President - Finance and Chief Financial Officer	(804)	649-6529
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company’s unaudited financial results, the Company’s results of operations for fiscal 2011 have changed significantly as compared to fiscal 2010. There was a $52 million increase in net loss in 2011 from the corresponding period for 2010 due primarily to a $33 million non-cash pretax impairment charge. Additionally, revenues declined $62 million in this off-election year, from 2010, partially offset by a $21 million decrease in operating expenses excluding impairment. Income taxes decreased $15 million with an unusual relationship to pretax income due to the existence of a full deferred tax valuation allowance and a deferred tax liability that could not be used to offset deferred tax assets. Interest expense is down $6.6 million in 2011 due primarily to the absence of $5.5 million of 2010 expense as a result of debt issuance costs that were expensed immediately upon entering into the revised financing structure in February 2010.

The Company previously disclosed its unaudited financial results for fiscal 2011 in a Current Report on Form 8-K furnished by the Company to the SEC on January 26, 2012.

The financial results for fiscal 2011 described above are unaudited and subject to change in connection with the completion of the Company’s Annual Report on Form 10-K.

This Form 12b-25 contains forward-looking statements that are subject to various risks and uncertainties and should be understood in the context of the company’s publicly available reports filed with the Securities and Exchange Commission. Media General’s future performance could differ materially from its current expectations.

Media General, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 9, 2012	By:	/s/ James F. Woodward
James F. Woodward, Vice
President - Finance and Chief Financial Officer